EXHIBIT 99.1

Student Transportation Inc. Kicks Off 5th Annual Holiday Donation Drive

School Bus Company Joins Forces with Communities to Help Those in Need Across North America

WALL, N.J., Nov. 01, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (“STI”) (TSX:STB) (NASDAQ:STB), the largest independent provider of school transportation and management services in North America, is kicking off its 5th annual "Driving Our Communities" fundraising effort today. Founded the year Hurricane Sandy devastated the Mid-Atlantic with a late season storm in 2012, the company-wide initiative is aimed at giving back and helping those in need throughout the communities STI serves across the United States and Canada.

"STI has earned a reputation across the school bus industry as not only being a safe, reliable transportation provider but a company that gives back to the communities which it serves,” said Patrick Vaughan, Student Transportation Inc.'s Chief Operating Officer. "Our embracing culture, family atmosphere and fair management approach has separated us from the pack. This is further evidenced by the dedication our drivers show the children they drive to school each day and the communities in which they work and live. We are very grateful to have such wonderful employees and customers who truly embrace us as part of their community."

More than 150 STI locations are collecting items from employees, customers and residents in their areas now through the end of December. Items being gathered include canned goods, bagged or boxed foods, soups, cereals and other non-perishable foods. Other items being donated include coats and jackets, blankets, household items, toiletries and monetary contributions. STI employees are also participating in the "Driving Our Communities" campaign by volunteering their time with veteran’s outings, senior care services, local food banks, homeless shelters and other non-profit organizations. Numerous locations will also be hosting Stuff-a-Bus events to collect donations for the less fortunate within the communities they serve.

For those interested in getting involved or donating items through STI's "Driving Our Communities" campaign, please contact your local STA or STC office or your school to find out more information. To learn more about Student Transportation Inc. and its Family of Companies, please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com